

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 14, 2019

Via E-Mail

Ms. Rong Rao
Director
Jufeel International Group 58
31 201 Street
Oakland Gardens, NY 11364

> **Re:** **Jufeel International Group**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 8, 2019**
> **CIK No. 0001725063**

Dear Ms. Rao:

We reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Restriction on Foreign Ownership, page 42

1. Please make clear in which category of the Catalogue each of your PRC businesses is, and detail the extent to which each of your PRC businesses is in compliance with all PRC laws and regulations.

Directors and Executive Officers, page 62

2. Please update Item 402 of Regulation S-K disclosure to include the fiscal year ended December 31, 2018.

Exhibit 99.1

3. Please note that the qualification in paragraph (7)(b)(iv) of the opinion does not appear to be appropriate. Please have counsel revise its opinion.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 if you have any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Amanda Ravitz
Assistant Director
Office of Manufacturing
and Construction